Silver Portal Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Members' equity
Balance at December 31, 2014	$ (1,001,616)
Net income (loss)	(80,141)
Balance at December 31, 2015	$ (1,081,757)

The accompanying notes are an integral part of these financial statements.